ICO, Inc.
1811 Bering Drive
Houston, Texas 77057
713-351-4100

March 28, 2007

Via U.S. mail and facsimile

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Attn: Mr. John Cash

RE: ICO, Inc. (The “Company”)
           Form 10-K for the fiscal year ended September 30, 2006
                         Filed December 14, 2006
                         File # 1-8327

Dear Mr. Cash:

I have reviewed the letter you sent to us on March 1, 2007 and am responding to you on behalf of the Company. For your convenience, we have repeated the comments of the Staff in italic type exactly as set forth in the Comment Letter in the order given and follow with the response of the Company to each comment immediately below the text of the applicable comment.

Form 10-K for the fiscal year ended September 30, 2006

Note 1. Summary of Significant Accounting Policies
Revenue and Related Cost Recognition, page F-9

1.	We note your revenue recognition policy for services. Please tell us, and disclose in future filings, a brief description of what is included in your service revenues.

We include in our service revenues the service fee from providing size reduction, compounding and related services such as granulating and blending of customer owned material. We will include this description in our future filings.

2.	We note your references to providing toll processing services, in which you process customer-owned raw materials on a service fee basis, on pages 4, 17, and in Note 20. We have the following comments:

•	With a view towards future disclosure, please tell us when and how you determine your services are completed and when and how products are delivered, including the terms of your shipping arrangements.

We consider our toll processing services to be completed when we have processed the customer owned material and no further services remain to be performed. Pursuant to the service arrangements with our customers, we are entitled to collect our agreed upon toll processing fee upon completion of our toll processing services. Shipping of the product to and from our facilities is determined by and paid for by the customer. We will disclose this information in future filings.

•	Please tell us and disclose in future filings if revenue is reported on a basis that is gross or net of the value of your customers’ products.

The revenue we recognize for toll processing services is net of the value of our customer’s product as we do not take ownership of our customer’s material during any stage of the process. The customer arranges for the purchase of inventory and we are only responsible for performing a service of size reduction, compounding and/or other process on the customer’s inventory according to the customer’s specifications. The amount we invoice our customer and record as toll processing revenue is our fee for the service provided. We will disclose the fact that our toll processing revenue is reported on a net basis in future filings.

3.
We note from your disclosure on page four that you have entered into several long-term contract arrangements where you have agreed to process or manufacture certain polymer products for a single or multi-year term at an agreed-upon fee structure. Please quantify for us the revenues from such contracts for each period in your financial statements. If the amount of such revenues is immaterial, please clarify this in future filings; otherwise, please provide us with, and disclose in future filings, a more specific description of this fee structure and your related revenue recognition policy for these contracts.

The revenues associated with the contracts that are described in our disclosure on page 4 that you reference are approximately $40.0 million, $32.0 million and $26.0 million for fiscal years 2006, 2005 and 2004, respectively. The terms of these contracts state that we agree to process or manufacture certain products for a certain fee. They do not, for the most part, contain minimum volume requirements or a requirement that we are the exclusive supplier of the contracted product or service. Approximately $10.0 million, $8.0 million and $5.5 million for fiscal years 2006, 2005 and 2004, respectively, are revenues from contracts that do contain minimum volume requirements or specify that we are the customer’s exclusive supplier. We recognize revenue for these contracts as we earn the revenues, which for service work, is when we have completed the service. For the contracts surrounding manufactured product, we recognize revenue when the title and risk of ownership has passed to the customer. In future filings, we will describe the typical terms of the long-term contracts referenced above and indicate that the revenue associated with these contracts is not material.

Note 13. Stock Option Plans, page F-20

4.
We assume from the disclosure on page F-21 that you have classified all of your stock option compensation expense in selling, general and administrative expense. Please confirm our assumption, or explain this matter to us in more detail. If our assumption is correct, please confirm to us, if true, that the related stock options solely were granted to employees whose cash compensation is classified in selling, general and administrative expense. Refer to SAB Topic 14F.

We have classified all of our stock option compensation expense in selling, general and administrative expense as the related stock options were solely granted to employees whose cash compensation is classified in selling, general and administrative expense.

Note 16. Commitments and Contingencies, page F-25

5.
We note your disclosures concerning the MSC Superfund site on page F-27, and we note that you have made similar disclosures about this site in your December 31, 2006 Form 10-Q. Based on your disclosures, we assume that the liability related to this site could have a material adverse effect on your results of operations. If our assumption is true, please tell us, and disclose in future filings, the information required by paragraphs 160-167 of SOP 96-1 including, if applicable, the reason why an estimate of the probable or reasonably possible loss or range of loss cannot be made. In this regard, we assume that your settlement discussions would allow you to form some range of estimates concerning this liability. Also refer to Question 2 of SAB Topic 5Y.

We do not expect our liability with respect to the Malone Service Company (“MSC”) Superfund site in Texas City, Texas to have a material adverse effect on the Company’s financial condition. We are one of approximately 1,239 potentially responsible parties (“PRPs”) for this Superfund Site.  We accrued a liability of $225,000 during fiscal year 2005 related to this matter.  This liability was based on the information we had at the time of filing our December 31, 2006 Form 10-Q, including being part of the de minimus settlement offers from the environmental protection agency (“EPA”) in late 2004.

Subsequently in June 2005, the EPA advised all parties involved that it had found additional evidence of transactions at the MSC Superfund site that warranted a new analysis and a revised allocation to all PRPs, and the EPA withdrew its de minimus settlement offers.  The EPA has indicated that after it completes its evaluation of the additional transactions it will issue new settlement allocations to the parties that previously received de minimus settlement offers, and that the new offers are unlikely to be less than the prior offers.   The EPA has repeatedly postponed its anticipated date for issuance of the new allocation and thus, we do not have any better information to assess our potential exposure than the original settlement offer.

At this time, we do not believe the additional analysis being performed by the EPA will result in a range of reasonably possible exposure that is material. Consequently, we do not feel that our exposure within this case is significant enough to warrant the other disclosures required by paragraphs 160-167 of SOP 96-1 based on the initial de minimus settlement offer from the EPA.  We will consider modifying our disclosure surrounding this matter in our future filings to take into consideration the specific literature you have referenced to the extent our estimate of exposure materially changes.

Note 21. Selected Quarterly Financial Information, page F-31

6.	Please revise future filings to include disclosure of your gross profit. Reference Item 302 of Regulation S-K.

In future annual filings, we will disclose gross profit in this footnote.

Exhibits 31.1 and 31.2

7.
We note your reference to the annual report. This reference is not permissible as the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way. Please ensure that in future filings your certification language conforms exactly to the applicable rules.

In future filings, we will conform our language exactly to the applicable rules.

Form 10-Q for the quarterly period ended December 31, 2006
Note 3. Earnings per Share, page 8

8.	Please supplementally provide us with your calculation of the incremental shares from assumed conversion of the Preferred Stock redeemed, as seen on page 9.

We are providing supplementally to you the calculation of the incremental shares from assumed conversion of the Preferred Stock redeemed. We followed the guidance from paragraph 28 within FAS 128 in preparing this calculation. Please refer to attachment A.

Item 4. Controls and Procedures, page 28

9.
We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to allow timely decisions regarding disclosures in your periodic filings. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures and that your disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported as and when required. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without providing any part of the definition. See Exchange Act Rule 13a-15(e).

The Chief Executive Officer and Chief Financial Officer confirm that as of December 31, 2006, our disclosure controls and procedures were effective for the purpose of ensuring that material information required to be reported in our quarterly report on form 10-Q is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures and that our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed under the Exchange Act were recorded, processed, summarized and reported as and when required. In future filings, we will revise our disclosure as you suggest to simply conclude that our disclosure controls and procedures are effective or ineffective, whichever the case may be, without providing any part of the definition.

10.
We read that there were no changes in your internal controls over financial reporting during your first fiscal quarter, other than changes with respect to the calculation of earnings per share, that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. Please confirm to us, and if applicable revise future filings to clarify, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially effect, your internal control over financial reporting. We believe that your current wording is unclear.

We confirm that there were changes in our internal control over financial reporting that occurred during the three months ended December 31, 2006 with respect to accounting for cumulative Preferred Stock in the calculation of basic and diluted earnings per share in accordance with SFAS No. 128 (as more fully described in our September 30, 2006 Form 10-K) that materially affected, or was reasonably likely to materially effect, our internal control over financial reporting. To the extent applicable in future filings, we will be more explicit as to whether there were material changes in our internal control over financial reporting that occurred during the quarter.

The Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

We hope that our responses have answered your questions/comments. If you have any further questions, please feel free to contact me at (713) 351-4125.

Sincerely,

/s/ Jon C. Biro

Jon C. Biro
Chief Financial Officer and Treasurer

JCB/rae